UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 25, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES ESTABLISHING ITS AGENCY IN THE REPUBLIC OF KOREA
Moscow, Russia – August 25, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces establishing its official representative office in Seoul, the Republic of Korea.
Currently Mechel’s representative office in the Republic of Korea (South Korea)
is the first Russian corporate representative office in the mining and metals industry in the country. Other large Russian companies having permanent representative offices in South Korea are Russian Technologies State Corporation
and Aeroflot national air carrier.
The representative office of the company will support Mechel’s business in the
Republic of Korea, interact directly with South Korean partners, promote establishing new business contacts and assist in broadening Mechel’s activities in South Korea.
Mechel OAO representative office in the Republic of Korea is located at the address: No. 202, 146-5 LOFT Building, Samsung-Dong, Kangnam-Ku, Seoul, Korea,
135-878. Tel: +82-10-2301-0277. Dmitry Sokolov is appointed Director of the representative office.
Mechel OAO pays much attention to broaden its business geographically.
Asia-Pacific region, including South Korea, is one of the priority directions in
Mechel’s business development. Thus in February, 2009 within a visit to South
Korea of the Russian governmental delegation, Mechel signed a long-term agreement with Hyundai Steel of South Korea, providing annual supply of coking coal.
In addition to South Korea, Romania and Republic of Bulgaria are the countries of successful operation of Mechel’s representative offices.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***
Mechel is one of the leading Russian companies.  Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 25, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO